SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Lpath, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

548910 10 8
(CUSIP Number)

January 6, 2011
(Date of Event That Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)
☒ Rule 13d-1 (c)
☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 548910 10 8	Schedule 13G

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ailsa Craig Trust (I.R.S. Identification No.: N/A)

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cook Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 4,900,000
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 4,900,000
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,900,000

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%

(12)	TYPE OF REPORTING PERSON OO

CUSIP No. 548910 10 8

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Juan Carlos Bou, as Trustee of the Ailsa Craig Trust (I.R.S. Identification No.: N/A)

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 4,900,000
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 4,900,000
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,900,000

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%

(12)	TYPE OF REPORTING PERSON IN

Item 1(a).  Name of Issuer:

Lpath, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

16335 Ferris Square, Suite A, San Diego, CA 92121

Item 2(a).  Name of Person(s) Filing:

Ailsa Craig Trust

Juan Carlos Bou, as Trustee of the Ailsa Craig Trust

Item 2(b).  Address of Principal Business Office, or, if None, Residence:

c/o ACM City View Plaza II, #48 Road 165 Suite 6000, Guaynabo, PR 00968

Item 2(c).  Citizenship:

Ailsa Craig Trust is a Cooks Island Trust

Juan Carlos Bou (as Trustee of the Ailsa Craig Trust) is a citizen of the U.S.A.

Item 2(d).  Title of Class of Securities:

Common Stock, $.001 par value per share (“Common Stock”)

Item 2(e).  CUSIP Number:

548910 10 8

Item 3.  If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b),
Check Whether the Person Filing is a:

Not applicable.

Item 4.  Ownership:

  For Ailsa Craig Trust:

   (a) Amount beneficially owned:  4,900,000*

   (b) Percent of class: 8.1%

   (c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:  4,900,000*

(ii) Shared power to vote or to direct the vote:  0

(iii) Sole power to dispose or to direct the disposition of:  4,900,000*

(iv) Shared power to dispose or to direct the disposition of:  0

  For Juan Carlos Bou, as Trustee of the Ailsa Craig Trust:

   (a) Amount beneficially owned:  4,900,000*

   (b) Percent of class: 8.1%

   (c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:  4,900,000*

(ii) Shared power to vote or to direct the vote:  0

(iii) Sole power to dispose or to direct the disposition of:  4,900,000*

(iv) Shared power to dispose or to direct the disposition of:  0

*The shares indicated include 100,000 shares of Common Stock that are issuable upon exercise of a warrant.  Juan Carlos Bou is the sole trustee of the Ailsa Craig Trust (the “Trust”). In such capacity, Mr. Bou has sole voting power over, and sole power to dispose of, all securities owned by the Trust.  Mr. Bou is not a beneficiary of the Trust. Mr. Bou disclaims beneficial ownership of all securities held by the Trust and the filing of this Schedule 13G shall not be construed as an admission that Mr. Bou is the beneficial owner of such securities for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.

Item 5.   Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.

See Exhibit A

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of the Group.

Not applicable

Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not  acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a  participant  in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 14, 2011
Ailsa Craig Trust

By: /s/ Juan Carlos Bou
Name: Juan Carlos Bou
Title: Trustee

/s/ Juan Carlos Bou
Juan Carlos Bou

EXHIBIT INDEX

Exhibit A. Item 7 Information

Exhibit B. Joint Filing Agreement

Exhibit A – Item 7 Information

The securities being reported on by the Ailsa Craig Trust (the “Trust”), as a parent holding company are owned, or may be deemed to be beneficially owned, by each of Cima Aviación LLC (“CIMA”), a Puerto Rico limited liability company, and El Morro LLC (“MORRO”), a Delaware limited liability company. CIMA is a wholly owned subsidiary of the Trust and MORRO is an indirect wholly owned subsidiary of the Trust.  Accordingly, these two entities are controlled by the Trust.

Exhibit B -  Joint Filing Agreement

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the statement dated January 14, 2011 containing the information required by Schedule 13G for the shares of common stock, par value $0.001 per share, of Lpath, Inc., held by undersigned.

Date: January 14, 2011

Ailsa Craig Trust

By: /s/ Juan Carlos Bou
Name: Juan Carlos Bou
Title: Trustee

/s/ Juan Carlos Bou
Juan Carlos Bou